UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Month of November 2022
Commission File Number: 001-36532
Sphere 3D Corp.

895 Don Mills Road, Bldg. 2, Suite 900
Toronto, Ontario, Canada, M3C 1W3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
☒ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The information contained in this Form 6-K is incorporated by reference into, or as additional exhibits to, as applicable, the registrant's outstanding registration statements.

DOCUMENTS FILED AS PART OF THIS FORM 6-K
In connection with its announcement of financial results for the quarter ended September 30, 2022, Sphere 3D Corp. is filing the following documents:
•Management’s discussion and analysis;
•Interim unaudited consolidated financial statements; and
•Certifications of the principal executive officer and principal financial officer.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sphere 3D Corp.

By:	/s/ Patricia Trompeter
Name:	Patricia Trompeter
Title:	Chief Executive Officer
Date: November 10, 2022

Exhibit Index

99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations - Three and Nine Months Ended September 30, 2022

99.2	Condensed Consolidated Financial Statements (unaudited) of Sphere 3D Corp. - Three and Nine Months Ended September 30, 2022 and 2021

99.3	Rule 13a-14(a)/15d-14(a) Certification of principal executive officer of Sphere 3D Corp.

99.4	Rule 13a-14(a)/15d-14(a) Certification of principal financial officer of Sphere 3D Corp.

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document